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[LOGO - VITRAN CORPORATION INC.]                               NEWS ANNOUNCEMENT


CONTACT:
Richard Gaetz, President/CEO                    Robert Rinderman
Kevin Glass, VP Finance/CFO                     Purdy Tran
Vitran Corporation Inc.                         Jaffoni & Collins Incorporated
416/596-7664                                    212/835-8500 or VVN@JCIR.COM

FOR IMMEDIATE RELEASE

                   VITRAN ANNOUNCES EXERCISE OF UNDERWRITERS'
                         OVER-ALLOTMENT OPTION VALUED AT
                          APPROXIMATELY US$4.1 MILLION


TORONTO, ONTARIO (December 29, 2003) - Vitran Corporation Inc. (TSX: VTN.A, AMX:
VVN), a North American transportation and logistics firm, today announced that its underwriters have exercised their over-allotment option to acquire an additional 300,000 common shares of Vitran at a price of US$13.75 (CDN$18.13) per common share. The over-allotment option was granted to the underwriters by Vitran in connection with its recent public offering of 2,000,000 common shares. The sale of common shares pursuant to the exercise of the over-allotment option raised additional gross proceeds of approximately US$4.1 million (CDN$5.4 million) for Vitran. The completion of the offering of common shares, including exercise of the over-allotment option, has resulted in the total sale of 2.3 million common shares with gross proceeds to Vitran of approximately US$31.6 million (CDN$41.7 million).

Vitran intends to use the net proceeds from the offering to fund possible acquisitions and fund capital expenditures. Net proceeds from the offering may also be used to repay outstanding indebtedness under Vitran's credit facilities.

Avondale Partners, LLC served as lead manager of the equity offering. Stephens Inc. was U.S. co-manager and Orion Securities Inc. and Paradigm Capital Inc. were Canadian co-managers of the equity offering.


This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                     (more)

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VITRAN CORPORATION INC>, 12/29/03                                    page 2 of 2

ABOUT VITRAN CORPORATION INC.

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, and freight brokerage services. To find out more about Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), visit our website at WWW.VITRAN.COM.

STATEMENTS IN THIS PRESS RELEASE REGARDING THE OFFERING OF VITRAN CLASS A SHARES AND THE EXPECTED USE OF THE PROCEEDS FROM SUCH OFFERING AND ANY OTHER STATEMENTS, MANAGEMENTS' FUTURE EXPECTATIONS, BELIEFS, GOALS, PLANS OR PROSPECTS CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ANY STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT (INCLUDING STATEMENTS CONTAINING THE WORDS "BELIEVES," "PLANS," "ANTICIPATES," "EXPECTS," "ESTIMATES" AND SIMILAR EXPRESSIONS) SHOULD ALSO BE CONSIDERED TO BE FORWARD-LOOKING STATEMENTS. THERE ARE A NUMBER OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING: THE FAILURE OF VITRAN TO COMPLETE THE OFFERING OR THE FAILURE TO ALLOCATE THE PROCEEDS OF THE OFFERING EFFECTIVELY OR USE THE PROCEEDS BENEFICIALLY, OTHER FACTORS REFERENCED IN VITRAN'S REGULATORY FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE CANADIAN SECURITIES REGULATORS AND ANY OTHER FACTORS THAT MAY AFFECT PERFORMANCE. GIVEN THESE UNCERTAINTIES, READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. VITRAN DISCLAIMS ANY OBLIGATION TO UPDATE ANY SUCH FACTORS OR TO PUBLICLY ANNOUNCE THE RESULT OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE RESULTS, EVENTS OR DEVELOPMENTS.

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